UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934






                                 CHANNEL i INC.

          SERIES B VOTING CONVERTIBLE PREFERRED SHARES, $.001 PAR VALUE


                                  CUSIP number
                                    159156 10
                                 (Common Shares)


                                 Richard Antoine
                    Box 538, Salmon Arm, BC., Canada, V1E 4N6
                               ph: (250) 832-2003
           (Name, Address and Telephone Number of Person authorized to
                      Receive Notices and Communications)








If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box....

Check the following box if a fee is being paid with the statement....




                                  SCHEDULE 13D

CUSIP No. ______________                             Page 1 of 3 pages.

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON
RICK ANTOINE

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 a)   b)  x

3.  SEC USE ONLY

4. SOURCE OF FUNDS
EXCHANGE OF SHARES -  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6. CITIZENSHIP OR PLACE OF ORGANIZATION
 CANADIAN


       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER
650,000      (12.9%)

8.  SHARED VOTING POWER
 N/A

9.   SOLE DISPOSITIVE POWER
650,000     (12.9%)

10.   SHARED DISPOSITIVE POWER
N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
650,000      (12.9%)


12. CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%

14. TYPE OF REPORTING PERSON
IN

                         SCHEDULE 13D Page 2 of 3 pages

Item 1.  Security and Issuer

Series B Voting Convertible Preferred Shares  $.001 par value.

Robert G. Clarke,   President and Chief Executive and Financial Officer.
555 W. Hastings St., Suite 700,
Vanvouver,  B.C.,  V6B 4N5


Item 2.  Identity and Background
a)       Richard Antoine
b)       141 Hudson Ave., N.E.,  Salmon Arm, BC., Canada,  V1E 4R9
c)       Principal of and employed as  manager by  M.W.C.  Inc.,
d)       None
e)       None
f)       Canadian citizen


Item 3.  Source and Amount of Funds or Other Consideration

The Securities were acquired in exchange for the sale of shares (equity stock) in Major Wireless Communications Inc. , a Canadian Company, incorporated under the laws of the Province of British Columbia and as a result of a Share Exchange Agreement executed on the 13th day of May, 1997and which transaction closed on May 21st, 1997. No cash or other consideration was involved as the transaction constituted a share exchange only.



Item 4.  Purpose of Transaction

The purpose of the acquisition of the securities is as consideration for payment for the shares sold of Major Wireless Communications Inc. and as an investment.

(a)      None
(b)      None
(c)      None
(d)      None
(e) It is intended to increase the authorized Common Stock of the Company, $.001 par value to 100,000,000 shares.
(f)      None
(g) In addition to (e) above, it is intended to change the name of the Company to "WaveRider Communications Inc."
(h)      None
(i)      None
(j)      None

                                                             Page 3 of 3 pages.
Item 5.  Interest in Securities of the Issuer

(a) 650,000 Series B Voting Convertible Preferred Shares, $.001 par value. These shares are convertible at the option of the holder into 10 Common shares of the stock of the Company and until such conversion carry with them the right to vote along with the Common shareholders on the basis of 10 votes per share. Calculating the 40,000 Common Shares already held, and In relation to the votes available to all shareholders the percentage is 12.9%.
(b) Sole Power to vote - 650,000 shares
         Shared Power to vote -   Nil
         Sole Power to dispose or direct disposition - 650,000 shares Shared Power to dispose or direct disposition - Nil
(c)      None
(d)      N/A
(e)      N/A



Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

N/A



Item 7.  Material to be Filed as Exhibits

Share Exchange Agreement dated May 13th, 1997.




Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 26th, 1997                                       .........................
                                                           Richard Antoine

                            SHARE EXCHANGE AGREEMENT

BETWEEN:

CHANNEL i INC., a body corporate, incorporated under the laws of the State of Nevada, United States of America, with offices at 700, 555 West Hastings St., Vancouver, British Columbia, Canada, V6B 4N5.
(hereafter referred to as the "Purchaser")

AND:
RICK ANTOINE,  "Businessman" of Box 538, Salmon Arm, B.C., Can., V1E 4N6

STEPHEN GRANT, "Businessman" of  3702 Wilho Rd., Sorrento, B.C., Can. V0E 1W0

TIM ZBOYOVSKY, "Businessman" of Box 142, Salmon Arm, B.C., Can., V1E 4N2 and PACIFIC WESTERN MORTGAGE CORP., a body corporate, incorporated under the laws of the Province of British Columbia, Canada, with offices at 300 Stewart Road, Salt Spring Island, British Columbia, V8K 2C4, (hereafter collectively called the "Vendors")

AND:

MAJOR WIRELESS COMMUNICATIONS INC., a body corporate, incorporated under the laws of the Province of British Columbia, Canada, with offices at 141 Hudson Ave., N.E., (Box 3218), Salmon Arm, British Columbia, Canada, V1E 4R9. (hereafter called "MWCI")

WHEREAS:

A. The Vendors are the registered owners of all the issued and outstanding shares of the capital stock of MWCI, the particulars of which are as follows:

                                                  Class A           Class B
                                                  -------           -------
Rick Antoine                                         260              260
Stephen Grant                                        240              240
Tim Zboyovsky                                         20               20
Pacific Western Mortgage Corp.                      1080             1080


B. On February 7th, 1997, negotiations were commenced and agreement was reached, on a number of the basic terms of this agreement whereby the Purchaser agreed to purchase all of the said shares of the capital stock of MWCI in exchange for the issuance of certain shares of the Purchaser's stock in accordance with an evaluation made as of that date, and which the Parties now wish to consummate in accordance with the terms and conditions set forth herein; C. The respective boards of Directors of both Channel i Inc. and MWCI deemed it to be in the best interests of their respective Companies to enter into this agreement, and have approved the terms and contents of this agreement and the execution thereof;

NOW THEREFORE, in consideration of the premises, and of the mutual promises, covenants, terms and conditions herein, the parties covenant and agree as follows:


1. The Exchange:

1.01 Exchange of Shares: Subject to the terms and conditions contained herein, at the closing of the transactions described in this agreement:

a) The Vendors and each of them, shall sell, transfer, assign, convey and deliver to the Purchaser all of the said shares legally owned by them as previously described (hereafter referred to as the "Control Shares"), free and clear of all adverse claims, security interests, liens, claims and encumbrances (other than restrictions under applicable securities laws), and the Purchaser shall accept and acquire the same;

b) As payment in full for the control shares, the Purchaser shall ratably issue and deliver to the Vendors and aggregate of 4,000,000 shares of the Company's authorized but unissued Series B Voting Convertible Preferred Stock, $.001 par value per share, (hereafter referred to as the "Exchange Shares"); The Exchange Shares shall incorporate, inter alia, the right of conversion to common shares at a ratio of 10 common shares for each Exchange Share and the right to vote with each Exchange Share having 10 votes. The Exchange Shares shall be allocated among the Vendors and issued in proportion to their ownership of Control Shares. The said Exchange
     Shares shall be held by the Corporate Secretary and shall be actually released to the Vendors on the occurrence of the events and in the numbers set forth in Schedule A hereto. In the event any one or more of the events described have not occurred prior to the expiration of 5 years from the date of execution of this agreement, the remaining Exchange Shares not so released, shall be cancelled by the Company; provided however that the Company, by its Board of Directors at their sole discretion and from time to time, may extend the said 5 year time frame for such additional time or times up to a cumulative period of 2 years, as it may deem advisable, where, in their sole discretion, the failure to do so would be unfair to the Vendors. So long as any of the said Exchange Shares are held by the Corporate Secretary in accordance with the terms of this paragraph, the registered owners thereof shall have full voting rights together with the right to received dividends, with all other rights associated with ownership of the said Exchange Shares to be subject to the terms of this paragraph.

c) This agreement shall be deemed effective between the parties as of February 7th, 1997, when certain of its principal terms including the valuation of shares, were negotiated and agreed to. As of that date the market price of the Purchaser's Common shares was U.S. $0.0625 per share.

1.02 Adjustment: The number of Exchange shares shall be proportionally increased or decreased, should the Purchaser's stock be subject to a forward or reverse split prior to closing.

1.03 Entire Purchase Price: The Exchange Shares constitute the entire purchase price payable for the Control Shares. The Exchange shares shall not be subject to any preemptive rights, options, or similar rights on the part of any shareholder or creditor of the Purchaser or any other person or entity. The Vendors hereby acknowledge the sufficiency of the purchase price, and upon consummation of the Exchange, shall have no further rights in or claims to MWCI and shall thereafter have only those rights accorded shareholders of the Purchaser and as set forth in this agreement.

1.04 Included Assets: At the time of Closing, MWCI. shall continue to own all of the assets and properties, both tangible and intangible, of every kind and description, owned by it on this date, plus all assets and properties as may be acquired prior to closing and excepting properties, assets or cash expended solely in the ordinary course of business, without withdrawal or removal.

1.05 Breaches and Violations: If, and to the extent that the sale and purchase of the Control Shares is alleged to constitute a breach of any lease, loan or financing agreement, or other contract, license, franchise, permit, approval, trust or other property or contractual interest, or a violation of any law, decree, order, regulation, or other governmental edict, both the Vendors and MWCI shall expend all reasonable efforts at their respective expense, to obtain any consents and waivers of third parties or otherwise resolve any such breach or violation and the Purchaser shall cooperate with them wherever possible.

1.06 Assumption of Ownership and Possession: At closing, Purchaser shall take ownership, possession and control of MWCI, its books, records, properties, assets and operations in whatever form the same may be and wherever the same may be located.

1.07 Continuing Obligation of the Parties: The Parties hereto each agree that, should anything required to be done, conveyed or delivered by any party through inadvertence or otherwise, not be done, conveyed or delivered at Closing, they will each do, or cause to be done, such further or other acts as may be required to complete the same.


1.08 Securities not Registered: MWCI and the Vendors each acknowledge and agree that the Exchange shares have not been registered under the Securities Act of 1933, as amended, (the "Act"), in reliance upon the exemption from registration provided by Rule 902(c)(2) of Regulation S under the Act, on the grounds that the Exchange herein is an offshore transaction, that none of the Vendors is a "U.S. Person" and that the Exchange Shares have been offered and will be issued solely outside the United States of America. Each Vendor understands and agrees that the prior written consent of the Purchaser will be necessary for any transfer of any or all of the Exchange Shares, unless and until the securities have been duly registered under the Act or the transfer is made in accordance with an available exemption from registration under the Act. The Purchaser similarly acknowledges that the Control Shares have not been registered under the Act and are restricted securities.

1.09 Restrictive Legend: The Vendors each acknowledge and agree, that, unless and until removed in accordance with law, all certificates which are issued evidencing the Exchange Shares, shall contain a customary form of investment legend in substantially the following form:

"The shares evidenced by this Certificate and any other securities of the corporation into which such securities may be converted or exchanged, have not been registered under the U.S. Securities Act of 1933, (the "Act") but have been offered and sold in reliance upon Regulation S under the Act. Transfer of these securities is prohibited except in accordance with the provisions of Regulation S or pursuant to registration under the Act.", and which legend shall include a self-liquidating or self-destructing date, where allowed by law.

1.10 Closing: Subject to the conditions precedent set forth herein, the closing of all transactions herein contemplated, ("Closing"), shall take place at the offices of the Purchaser C9. at 700, 555 West Hastings St., Vancouver, B.C., Canada, on or before the 13th day of May, 1997, at a time mutually agreed upon, or such earlier or later date and time as may be mutually agreed upon by the Parties. This agreement shall be effective and binding when signed by all Parties hereto.

1.11 The Purchaser has registered its common shares under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and is subject to the information and reporting requirements of the Exchange Act. The Purchaser, MWCI and the Vendors acknowledge that the following filings must be made with the U.S. Securities and Exchange Commission ("SEC"), in relation to this Agreement and the transactions contemplated herein:

a) A current report on Form 8-K must be filed by the Purchaser within 15 days following the execution of this Agreement which describes in details the terms of this Agreement and other required information, and certain audited and unaudited financial statements of MWCI will need to be timely filed with the SEC;

b) If a majority of the Purchaser's board of Directors will change in connection with this Agreement, a notice pursuant to SEC Rule 14F-1 must be filed with the SEC and mailed to the Purchaser's shareholders not less than 10 days before the new directors take office;

c) Every person who becomes an executive officer or director of the Purchaser must within 10 days file with the SEC a report of beneficial ownership of securities on Form 3;

d) Upon consummation of this Agreement, every person who as a result becomes the beneficial owner of more than 5% of Purchaser's voting securities (including securities obtainable within 60 days upon exercise, exchange, or conversion of other securities), must within 10 days, file with the SEC, a report of beneficial ownership of securities on Schedule 13D, and

e) Upon consummation of this Agreement, every person who as a result becomes the beneficial owner of 10% or more of the Purchaser's voting securities, (including securities obtainable within 60 days upon exercise, exchange or conversion of other securities), must file with the SEC a Form 3 containing all required information.

1.12 Approval of Certain Actions by Purchaser: MWCI and the Vendors acknowledge that they wish for the Purchaser to: i) increase its authorized capital stock, and, ii) change its corporate name to WAIVERIDER COMMUNICATIONS INC. The Vendors agree that they will, following consummation of this agreement and issuance to them of the Exchange Shares, vote such shares in favor of both proposals by means of a consent in lieu of a shareholder meeting.

1.13 SEC Investigation: The staff of the SEC in 1994 commenced a private investigation into, among other things, certain past equity offerings made by Purchaser. This is a civil, not a criminal, investigation. The current executive officers and directors of the Purchaser had no involvement in the transactions which are the subject of the investigation. If the SEC staff concludes that the Purchaser, or affiliated persons, violated United States securities laws, it is possible that the SEC will then initiate one of several actions against the Purchaser and such persons. The potential actions which could be taken include a civil action for damages or for injunctive or other relief, or the commencement of administrative proceedings by the Commission itself, against the Purchaser or any affiliated individuals believed to have engaged in wrongdoing. The Purchaser cannot at this time predict what action, if any, the SEC staff or the SEC itself, may later take, or what money damages or other relief it might seek, nor can the effect upon the Purchaser by predicted. Based on the facts known to management however, the Purchaser does not believe that it or any affiliated persons engaged in violations of United States laws or rues or regulations thereunder. The Purchaser has cooperated and intends to continue to cooperate with the SEC staff in regard to this investigation. Purchaser has had no communication with the SEC staff for over a year and believes the investigation has, as a practical matter, ended, but no assurance of this can be made.


2. Representations and Warranties of MWCI: MWCI hereby represents and warrants that the following are true and correct as of the date hereof and will be true and correct through to and including the Closing date, as if made on that latter date:

a) MWCI is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia, in the Dominion of Canada with all requisite power and authority to carry on the business in which it is engaged and has no subsidiary.

b) There are no claims, actions, suits, proceedings, or investigations of any kind pending or threatened against or affecting MWCI or any of its properties or business anywhere in the world.

c) MWCI has complied in all material respects with all applicable laws, regulations, and rules, applicable to its business or properties.

d) All taxes, assessments and other charges owing by MWCI to any taxing authority shall have been duly paid and all applicable tax returns shall have been properly filed.

e) The execution, delivery and performance by MWCI of this agreement and any other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action of MWCI. This agreement and any other agreement contemplated hereby have been and will be, as of the Closing Date, duly executed and delivered by MWCI and constitutes and will constitute legal, valid and binding obligations of MWCI, enforceable against it in accordance with their respective terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally, or the availability of equitable remedies.

f) No consent, approval, authorization, or order of any court, or other agency or authority, or any other person whatsoever, is required for MWCI to execute, deliver and consummate this agreement.

g) As at the date of this agreement, the authorized capital stock of MWCI consists of 2,220,000 shares divided into: 10,000 Class A shares without par value, 10,000 Class B shares without par value, 2,000,000 Class C shares with a par value of $0.01 per share, 100,000 Class D shares with a par value of $0.01 per share, and 100,000 Class E shares with a par value of $100.00 per share, of which the Control Shares are the only shares of MWCI stock issued and outstanding: No other shares of capital stock have been authorized or have been issued. All of the said issued and outstanding shares have been duly authorized, validly issued, and are fully paid and nonassessable. MWCI is not a party to, or bound by, nor does it have any knowledge of any agreement, instrument, arrangement, contract, obligation, commitment or understanding of any character, whether written or oral, express or implied, whereby MWCI is bound to issue shares of its capital stock, or any instrument or right convertible into or exchangeable for its capital stock, nor relating to the sale, assignment, encumbrance, conveyance, transfer or delivery of any capital stock of MWCI , of any type or class. MWCI shall provide to the Purchaser a list of all registered holders of capital stock, inc luding the number of shares held by each and the number of each certifica te held, duly certified by the Secretary of MWCI.

h) Outstanding Options, Warrants or other Rights: MWCI has no outstanding warrants, options or similar rights, whether issued pursuant to a benefit or other plan or not, whereby any person may subscribe for or purchase shares of its capital stock, nor are there any other securities outstanding which are convertible into or exchangeable for its capital stock.

i) Stock or Other Benefit Plans: As of the date of this agreement and the date of closing, MWCI has not and will not have authorized or have in effect any stock option plan, employee stock option or stock purchase plan, dividend reinvestment plan or similar plan pursuant to which any person is entitled to acquire capital stock of MWCI or securities convertible into or exchangeable for capital stock of MWCI.

j) Pension and Similar Plans: As of the date of this agreement and the date of closing, MWCI has not and will not have authorized or have in effect any bonus, deferred compensation, pension, profit-sharing, retirement or similar plan covering its directors, officers, employees, or any other persons whatsoever.

k Financial Statements: MWCI shall furnish to the Purchaser copies of its financial statements, unaudited , to the end of the month immediately preceeding closing, a balance sheet, and an income statement and cash flow statement. Such statements shall fairly present the assets, liabilities and financial condition of MWCI as of the said date, shall have been prepared in conformity with generally accepted accounting principles, consistently applied during the period covered, and shall include all notes and schedules thereto. In addition, MWCI shall provide the Purchaser with such additional financial information, books and records as the Purchaser may request, all of which shall be furnished no later than 60 days following execution of this agreement.

l) Material Liabilities: MWCI has not incurred any liabilities or obligations whatever, (whether direct, indirect, accrued, contingent, absolute, secured, unsecured, or otherwise), including liabilities as guarantor, surety or otherwise for the obligations of others and tax liabilities due or to become due, except as described in the Financial Statements or as otherwise disclosed in writing to the Purchaser.

m) Material Transactions and Adverse Changes: Except as has been disclosed in writing to the Purchaser, MWCI has not and as of the date of Closing will not have: i) suffered any materially adverse change in its assets, liabilities, or financial condition taken as a whole; ii) suffered any damage or destruction in the nature of a casualty loss to any oneor more of its properties, whether or not covered by insurance, which singly, or in the aggregate, are materially adverse to the properties or business of MWCI; iii) purchased or redeemed any of its capital stock, or authorized or paid any stock dividends, or authorized or paid any cash dividends or made any distribution of capital or earnings, or authorized or made any split, combination (reverse split), or other reclassification of or affecting any of its capital stock; iv) made any change in any method of accounting or accounting practice, including the revaluation of any asset; v) increased or made any commitment to increase the salary, fees or other forms of compensation of any employee, officer or director; or vi) agreed in writing or otherwise, to take any action described in this paragraph.

n) Contracts: MWCI has provided or will provide to the Purchaser prior to Closing, a copy of all contracts to which MWCI is a party or of which it is aware and which in any way, might affect MWCI or its business operations.

o) Patents, Trademarks, etc.: MWCI is in the process of applying for a patent or patents along with registered trademarks associated with the technology and business of providing internet services, however, these are still in the formative stages and no patent or trademark rights are as yet guaranteed. MWCI will furnish to the Purchaser copies of all such applications.

p) Litigation: There are no claims, actions, suits, proceedings or investigations pending or threatened against or affecting MWCI, or any of its properties in any court or by or before any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or other instrumentality, domestic or foreign, or arbitration tribunal or other forum which, if determined adversely to MWCI, would materially m affect its business, prospects, properties or financial condition, or its right to conduct business as being conducted or expected to be conducted, except as disclosed in writing to the Purchaser. There are no judgments, decrees, injunctions, writs, orders or other mandates outstanding to which MWCI is a party or by which it is bound or affected, except as disclosed in writing to the Purchaser.

q) Affiliate Relationships: MWCI is not indebted to any officer, director, employee, shareholder or agent thereof as of the date of this Agreement, and no money or property is owed to MWCI by any officer, director, employee or shareholder thereof, except as disclosed in writing to the Purchaser.

r) Salaries: MWCI has delivered to the Purchaser a true and correct description of the annual rate of compensation (including benefits) of all employees of MWCI. There is no obligation, commitment or past repetitive historical practice of MWCI to pay bonuses, royalties or other similar compensation designed to reward past performance, create incentive for future performance, or otherwise, to any director, officer or other employee of MWCI, except as disclosed to the Purchaser.

s) Documents Genuine: All originals and/or copies of MWCI's articles of incorporation and bylaws, each amended to date, and all minutes of meetings and written consents in lieu of meetings of shareholders, directors and committees of directors of MWCI, financial data, and any and all other documents, material, data, files or information which have been or will be furnished to the Purchaser, are and will be true, complete and correct and unmodified originals and/or copies of such documents, information, data, files or material.

t) Restrictive Covenants: Prior to the consummation of the Exchange here in, MWCI, shall conduct its business in the ordinary and usual course without unusual commitments and in compliance with all applicable laws, rules, and regulations. Furthermore, MWCI will not, without the prior written consent of the Purchaser: i) make any changes to its capital structure, ii) incur any liability or obligation other than current liabilities incurred in the ordinary and usual course of business, iii) incur any indebtedness for borrowed money, iv) make any loans or advances oth er than advances to employees in the ordinary and usual course of business, v) declare or pay any dividend or make any other distribution with respect to its capital stock, vi) issue, sell, or deliver or purchase or otherwise acquire for value any of its stock or other securities, vii) mortgage, pledge, or subject to encumbrance, any of its assets or properties, viii) sell or transfer any of its assets or properties, except in the ordinary and usual course of business, ix) make any investment of a capital nature, x) adopt or amend in any material respect, any collective bargaining agreement or employee benefit plan, or x i) enter into any contract, agreement, or other commitment which is material to the business, assets, properties, or financial position of MWCI.

u) Law Violations: MWCI has never been convicted in any criminal proceedings or named subject of a pending criminal proceeding (excluding minor offences), nor has it been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining it from, or otherwise limiting the engagement in any type of business practice; or engaging in any activity in connection with the purchase or sale of any security or commodity in connection with violation of federal, state, or provincial security laws.

v) Access to Information: MWCI agrees to make available access to any and all corporate and financial files and records of MWCI for inspection prior to closing.

w) Disclaimer of Further Warranties: Except as expressly set forth in this Agreement and any schedules and exhibits hereto, the Purchaser has not made any representations or warranties to MWCI in connection with this Agreement.


4. Representations and Warranties of the Vendors: The Vendors each and severally represent and warrant that the following are true and correct as of the date hereof and will be true and correct through the Closing date as if made on that latter date:

a) The Vendor is not a "U.S. Person" as that term is defined in Rule 902 (o) of Regulation S under the Securities Act and at the time this Agreement was executed and delivered to the Purchaser, Vendor was outside the United States. Vendor if an entity, was not formed for the purpose of investing in the Exchange Shares and maintains its business offices at the address shown in this Agreement.

b) Vendor is accepting the Exchange Shares for its own account (and/or for the beneficial account of other non-United States persons who are outside the United States) and not on behalf of or for the account of any U.S. person; and Vendor has not made any pre-arrangement to transfer the Exchange Shares to a U.S. person or to return the Exchange Shares to the United States securities market (which includes short sales in the United States within the restricted period to be covered by delivery of Exchange Shares) and is not accepting the Exchange Shares as part of any plan or scheme to evade the registration requirements of the Securities Act.

c) Vendor acknowledges and agrees that the offering restrictions applicable to the Exchange Shares restrict Vendor from selling any of the Exchange Shares into the United States or to a U.S. person during the 40 day restricted period, commencing upon completion of the Exchange (the "restricted period"); that such restricted period shall be deemed to commence on the date the Purchaser certifies to be the date that all parties and all Vendors have executed a counterpart of this Agreement; and that the Purchaser will instruct its transfer agent to place a stop transfer order with respect to the certificates representing the Exchange Shares and that such certificates shall bear a legend substantially in the form set forth in Section 1 above. Vendor acknowledges that a certain number of the Control Shares are held for the beneficial account of others with the result that certain of the Exchange shares may be issued in the names of the persons or entities retaining such beneficial interest. The Vendor confirms that it will have obtained the acknowledgment of all such parties having a beneficial interest, that they are aware of the said restrictions and that they will abide by all of the covenants applicable to such restrictions, given by the Vendor herein.


d) Each Vendor represents, warrants and hereby agrees that all offers and sales of the Exchange Shares by Vendor in the United States or to U.S. persons, or otherwise, whether prior to the expiration or after the expiration of the Restricted period shall be made only pursuant to a registration of the Exchange Shares under the Act or an exemption from registration.

e) Vendor has not engaged in any "directed selling efforts" (as defined in Rule 902 of Regulation S) in the United States regarding the Exchange Shares, nor has he, she or it engaged in any act which reasonably might have the effect of preconditioning the U.S. market for the resale of the Exchange Shares being subscribed.

f) Vendor is not an officer, director or affiliate (as that term is defined in Rule 405 under the Act), of the Purchaser, or an underwriter or dealer (as such terms are defined in the federal securities law of the United States), and the purchase of the Exchange Shares by Vendor is not a transaction, (or part of a series of transactions), that is part of any plan or scheme to evade the registration provisions of the Act. If Vendor becomes an affiliate of the Purchaser at any time after purchasing the Exchange Shares, Vendor understands and agrees that every sale made by it thereafter must be made in compliance with the provisions of Rule 144 of the Act (except for the two year holding period requirement), including the filing of Form 144 with the Securities and Exchange Commission at the time of sale, as required under Rule 144. Vendor understands and agrees that the provisions of Rule 144, if at any time applicable to it, are separate and apart from and independent of any restrictions imposed by Regulations S and will apply even after the expiration of the 40 day restricted period of Regulation S.

g) Vendor does not have a short position in the shares of the Purchaser and will not have a short position in such shares at any time prior to the expiration of the restricted period.

h) If at any time after the expiration of the restricted period, the Vendor wishes to transfer or attempts to transfer the Exchange Shares to a U.S. person, the Vendor agrees to notify the Purchaser if at such time it is an "affiliate" of the Purchaser or is then acting as an "underwriter" , "dealer", or "distributor" as to such Exchange Shares (as such terms are defined in the federal securities laws of the United States or the regulations promulgated thereunder, including, but not limited to, Regulation S), or if such transfer is being made as part of a plan or scheme to evade the registration provisions of the Act.


i) Vendor understands that no Federal or State Agency has approved or passed upon or made any recommendation as to or endorsement of the Exchange Shares.

j) Each Vendor has received and carefully reviewed in its entirety, information otherwise provided in writing by Purchaser and any other information from books and records of the Purchaser, and have relied on the information contained therein. The Vendor understands that additional information concerning Purchaser has been made available for inspection by the Vendor and his attorney, accountant or other advisers. The Vendor and his advisers have had a reasonable opportunity to ask questions of and receive answers from Purchaser or a person or persons acting on its behalf, concerning the Exchange of shares, and all such questions have been answered to the Vendor's or their satisfaction.

k) Vendor recognizes that the Exchange Shares are speculative and involve a high degree of risk and trade in the non-Nasdaq segment of the over the counter (OTC) markets.

l) The Vendor's own the Control Shares in the respective numbers as set forth previously in this agreement, and the address of each is similarly set forth; The Control Shares are free and clear of all liens, claims, rights, or other encumbrances whatever and of all options and similar rights of third persons; no person has or will have any right in and to such shares except as are created by force of law under any marital, community property or similar rights; and no person owns or will own any right of first refusal, per-emptive right, option or similar right to acquire any of the Control Shares, in either case, except as disclosed in writing to the Purchaser prior to Closing.

m) Each Vendor has the full right, power and legal capacity to enter into this Agreement and sell and deliver the Control Shares to the Purchaser on the terms herein. As to each Vendor which is a corporation or other entity, all requisite corporate or equivalent action has been taken that is necessary to approve the execution and performance of this Agreement.

n) Each Vendor represents and warrants that he is not now insolvent and will not be insolvent after selling and delivering the Control Shares to the Purchaser on the terms of this Agreement, and each Vendor is receiving new consideration at least equal to the full and fair value of the Control Shares being sold.

o) The Vendor alone, or together with the Vendor's advisor(s), possesses such knowledge and experience in financial, tax and business matters as to enable each Vendor to utilize the information made available by the Purchaser, in connection with the Exchange and issuance of the Exchange Shares, to evaluate the merits and risks of exchanging the Control Shares for the Exchange Shares and to make an informed investment decision with respect thereto.

p) All information which each Vendor has provided or will provide to the Purchaser is or will be correct and complete as of the date furnished to the Purchaser and if there should be any material change in such information prior to the Closing as to any Vendor, that Vendor will immediately provide the Purchaser with such information.

q) Except as expressly set forth in this Agreement and any schedules and exhibits hereto, Purchaser has not made any representation or warranty to any Vendor in connection with this Agreement, and the Purchaser has made no communication to any Vendor that constitutes or could be construed as constituting tax or investment advice.

r) To the best of the knowledge of each Vendor, all of the representations and warranties of MWCI as set forth in this Agreement, are accurate and true.

5. Representations and Warranties of Purchaser: Unless specifically tated otherwise in this Agreement, the Purchaser represents and warrants that the following are true and correct as of the date hereof and will be true and correct through the Closing Date as if made on that date:

a) Exchange Shares Duly Authorized: The Exchange Shares will be when issued, validly issued, fully paid and nonassessable; the sale, issuance and delivery of the Exchange Shares on the terms herein contemplated has been authorized by all requisite corporate action of the Purchaser and the Exchange Shares will not be subject to any preemptive rights, options, or similar rights on the part of any shareholder or creditor of the Purchaser or any other person.

b) Restricted Securities, etc.: Purchaser acknowledges that the Control Shares have not been registered pursuant to the Act or any applicable state security laws, that the Control Shares will be characterized as "restricted securities" under the Act, and that under such laws and applicable regulations, the Control Shares cannot be sold or otherwise disposed of without registration under the Act or an exemption therefrom. Purchaser acknowledges that all certificates issued to it respecting the Control Shares will bear an appropriate investment legend. Purchaser is acquiring the Control Shares for its own account for investment and not with a view to or for the sale or other disposition in connection with any distribution of all or any part thereof, except: i) in an offering covered by a registration statement filed with the Securities and Exchange Commission under the Act covering the Control Shares, or ii) pursuant to applicable exemption under the Securities Act.

c) Organization and Good Standing: Purchaser is and on the Closing Date will be duly organized, validly existing and in good standing under the laws of the State of Nevada, with all requisite power and authority to carry on the business in which it is engaged and is duly qualified and licensed to do business and is in good standing in all jurisdictions where the nature of its business makes such qualification necessary.

d) Capitalization: As provided in its Articles of Incorporation, the authorized capital stock of the Purchaser consists of: 50,000,000 shares divided into 45,000,000 Common shares and 5,000,000 Preferred shares. of which there are approximately 7,500,000 Common shares and 300,000 Series A, Preferred shares issued and outstanding. The terms, rights, preferences and privileges of the preferred stock are described in the Purchaser's Articles of Incorporation, and where amended or restated to date, have been furnished to the other parties.

e) Outstanding Options, Warrants or Other Rights: Except as described to the Vendors in writing, Purchaser has no outstanding warrants, options or similar rights to subscribe for or purchase shares of its capital stock (not any securities convertible into or exchangeable for its capital stock), nor are there any other securities outstanding convertible into or exchangeable for its common stock, and there are no contracts or commitments pursuant to which any person may acquire or Purchaser may be bound to issue any shares of its capital stock save as may have been disclosed to the Vendors in writing.

f) Litigation: Except as more particularly disclosed in this agreement, there are no claims, actions, suits, proceedings or investigations pending or threatened against or affecting the Purchaser in any Court or by or before any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency, or other instrumentality, do mestic or foreign, or arbitration tribunal or other forum, except as disclosed to the Vendors in writing. There are no judgments, decrees, injunctions, writs, orders or other mandates outstanding to which the Purchaser is a party or by which it is bound or affected.

g) Financial Statements: Purchaser will provide to the Vendors and to any requesting Vendor, the Purchaser's audited balance sheet and the other financial statements of the Purchaser for such periods as the Vendors reasonably request. All such statements shall fairly present the assets, liabilities and financial condition of the Purchaser as of the respective dates thereof and all shall have been prepared in conformity with generally accepted accounting principles, consistently applied during the periods covered. For purposes of this agreement, such statements shall include all notes thereto.

h) No Undisclosed Material Liabilities: Purchaser has not incurred any liabilities or obligations whatever, (whether direct, indirect, accrued, contingent, absolute, secured, unsecured or otherwise), which, singly, or in the aggregate, are material to its assets, operations, or financial conditions, except as reflected in the Purchaser's financial statements or otherwise disclosed in writing to the Vendors.

i) Taxes: All income, excise, unemployment, social security, occupational, franchise and other taxes, duties, assessments or charges levied, assessed or imposed upon the Purchaser by the United States or by any state or municipal government or subdivision or instrumentality thereof , have been duly paid or adequately provided for, and all required tax returns or reports concerning any such items have been duly filed or will be so fi led.

j) Authorization and Validity: The execution, delivery and performance by the Purchaser of this agreement and any other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate actions of the Purchaser. This Agreement and any other agreements contemplated hereby have been or will be as of the Closing Date, duly executed and delivered by the Purchaser and constitutes and will constitute legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their respective terms, except, as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies. The approval of the Purchaser's shareholders is not necessary for the Purchaser's execution and performance of this Agreement.

k) Consents/ Approvals/ Conflict: No consent, approval, authorization or order of any court, or governmental agency or other body is required for the Purchaser to execute and perform its obligations under this Agreement. Neither the execution, delivery, consummation or performance of this Agreement shall conflict with, constitute a breach of Purchaser's articles of incorporation and bylaws as amended to date, or any note, mortgage, indenture, deed of trust or other agreement or instrument to which the Purchaser is a party or by which it is bound; nor, to the best of the Purc= haser's knowledge and belief, any existing law, rule, regulation, or any decree of any court or governmental department, agency, commission, board , or bureau, foreign or domestic, having jurisdiction over the Purchaser.


     l) Disclaimer of Further Warranties: Except as expressly set forth in this Agreement and any schedules and exhibits hereto, neither MWCI nor any Vendor has made any representation or warranty to the Purchaser in connection with this Agreement.

m)    Approval  for  Name  Change:  The  Purchaser   has  reserved   the   name,
     "Waverider Communications Inc." and undertakes to effect a name change for itself, at the earliest possible date.


n) Miscellaneous: The execution and performance of this Agreement and compliance with the provisions hereof, will not violate, with or without giving notice and /or the passage of time, any provisions of law applicable to the Purchaser. All statements made by the Purchaser in this Agreement, or in any exhibit or schedule hereto, or in any document or certificate executed and delivered herewith, are true, correct and complete as of the date of this Agreement and will be so as of the Closing Date. All copies of documents provided and to be provided by the Purchaser are and shall be true and correct copies of such documents.


6.Conditions to Obligations of the Parties; Deliveries: All obligations of the parties under this Agreement are subject to the fulfillment, prior to the Closing, of all conditions precedent and to performance of all covenants and agreements, and completion of all deliveries contemplated herein, unless specifically waived in writing by the party entitled to performance or to demand fulfillment of the covenant or delivery of the documents. The Purchaser's obligations to purchase and pay for the Control Shares are further subject to the representations and warranties of MWCI and the Vendors being true and correct at the Closing, and the obligations of the Vendors to sell, transfer, assign, convey and deliver the Control Shares is further subject to the representations and warranties of the Purchaser being true and correct at the Closing.

6.01 Documents to be Delivered to Purchaser: At the closing, the following documents shall be delivered to the Purchaser by MWCI or the Vendors as the case may be, which documents shall be in a form and content satisfactory to the Purchaser's counsel:

a) A Certificate executed by an Officer of MWCI, dated the Closing Date,certifying that the representations and warranties of MWCI, contained in this Agreement and the information set forth in any exhibits or schedules hereto, are then true and correct and that MWCI has complied with all things required of it by this Agreement and all related Agreements; and at the option of the Purchaser, a legal opinion as to any such matters as the Purchaser may in its sole discretion, require.

b) A Shareholders list, reflecting the names, addresses and shareholdings of MWCI, (both legal and beneficial), immediately prior to closing, such as to enable the Purchaser to properly allocate and issue the Exchange Shares, and an incumbency certificate, naming the Officers and Directors of MWCI, specifying the Offices held by each, both duly certified by the Secretary of MWCI.

c)   A copy of the  Directors'  resolutions  or minutes of the meeting of the
     Directors  of  MWCI  approving  the  execution  and   performance  of  this
     Agreement.

d) All schedules, exhibits and other information called for in this Agreement, in proper form and properly completed.

e) Upon receiving delivery of the original certificates evidencing the Control Shares, MWCI shall cancel such certificates and issue and deliver to and in the name of the Purchaser a certificate or certificates, evidencing all of the Control Shares purchased hereunder.

6.02 Documents to be Delivered by the Vendors: At the closing, the Vendor s shall deliver to MWCI , for cancellation, all of the certificates evidencing the Control Shares, each certificate endorsed by the Vendor transferring it, or accompanied by a stock power signed by the Vendor transferring it, duly notarized or medallion guaranteed.

6.03 Documents to be Delivered To MWCI and the Vendors: At the closing, the following documents shall be delivered to MWCI and the Vendors, by the Purchaser, which documents shall be satisfactory in form and content to counsel for both:

a)   Certificates evidencing the Exchange Shares in proper denominations.

b) A certificate executed by the Secretary of the Purchaser and dated the Closing Date, certifying that the representations and warranties of the Purchaser contained in this Agreement are then true and correct and that the Purchaser has complied with all agreements and conditions required by this Agreement to be performed and complied with by it.

c)   A copy  of   Directors'   resolution   or  minutes  of the  meeting  of the
     Directors of the Purchaser, approving the execution and performance of this Agreement.

d) All schedules, exhibits and information called for in this Agreement and not yet received.

6.04 Conditions Precedent: The obligations of the parties under this Agreement are subject to the satisfaction of the following conditions (in addition to other conditions and terms of this Agreement), unless waived in writing, on or prior to the Closing, in addition to any other conditions precedent set forth in this Agreement;

a)   Representations   and   Warranties    Correct:   The   representations  and
     warranties of every party to this Agreement shall be in all material respects true and correct as at the Closing Date as if made on that date.

b) Compliance: Purchaser, MWCI and the Vendors each shall have performed all covenants and agreements, satisfied all conditions and complied with all other terms and provisions of this Agreement to be respectively performed, satisfied, or complied with as of the Closing Date.

c) No Errors or Misrepresentations: Purchaser shall not have discovered any material error, misstatement or omission in or failure of any representation or warranty made by MWCI or any Vendor, and neither MWCI nor the Vendors shall have discovered any material error, misstatement or omission in or failure of any representation or warranty made by the Purchaser.

d) Due Diligence Examination: Purchaser shall have completed a due diligence examination of MWCI reasonably satisfactory to the Purchaser, covering all books, records, contracts and other documents and all financial affairs of MWCI. MWCI and the Vendors shall have completed a due diligence examination of the Purchaser reasonably satisfactory to each, covering all books, records, contracts, and other documents and all financial affairs.

e) No Material Change. Between the date of this Agreement and the Closing Date, MWCI shall not have incurred any liabilities or obligations, direct or contingent, or entered into any material transactions of any kind except those which are in the usual and ordinary course of business or previously agreed to by the Purchaser, shall have no material undisclosed liabilities and shall not have done any act or engaged in any course of conduct prohibited , without the consent of the other parties.

f) Legal Matters: All legal matters in connection with this Agreement and the consummation of all transactions herein contemplated, and all documents and instruments delivered in connection herewith, shall be in reasonably satisfactory form to each party.

g) Prohibition: No injunction or restraining order of any kind is in effect which prevents the purchase of the Control Shares, or issuance and delivery of the Exchange Shares, and no lawsuit or other proceeding has been filed by any person by the Closing Date contesting or attempting to enjoin either action, and no action is taken and no law is passed after the date of this Agreement which prevents the purchase of the Control Shares or issuance and delivery of the Exchange Shares.


7. Additional Covenants of the Parties: The parties each agree that, prior to closing:

a) Effectuation of this Agreement: Each of the parties hereto will use their best efforts to cause this Agreement and all related agreements, to become effective, and all transactions herein, and therein contemplated to be consummated, in accordance with its and their terms, to obtain all required consents, waivers and authorizations of governmental entities and other third parties, to make all filings and give all notices to those regulatory authorities or other third parties which may be necessary or reasonably required in order to effect the transactions contemplated in this Agreement and to comply with all federal, local and state laws, rules and regulations as may be applicable to the contemplated transactions.

b) Restriction on Action: The parties each agree that he, will not do any thing or act prohibited by this Agreement or any related agreement, or fail to do any thing or act which he, has undertaken to do in this Agreement or any related agreement.

 c) Stand-Still Agreement: Each of the parties agree not to solicit from any third party any offer or expression of interest in or with respect to any acquisition, combination or similar transaction involving the parties of a tenor similar to this Agreement and further agree that each will promptly inform the others of the existence of any unsolicited offer or expression of interest.


8.   Termination of this Agreement:

8.01 Grounds for Termination: This agreement shall terminate:

a)   By mutual written consent of all parties;

b)   By any party hereto, if:

     i) all the conditions precedent to its respective obligations hereunder have not been satisfied or waived prior to the Closing Date, as it may be accelerated or extended;

ii) any other party or parties hereto shall have defaulted or refused to perform in any material respect under this Agreement, or if any party should have reasonable cause to believe there has been a material misrepresentation concerning, or failure or breach of, any representation or warranty by any other party, or if it appears that any party has committed any unlawful acts affecting any of the others;

     iii) the transactions contemplated in this Agreement and related Agreements have not been consummated on the Closing Date, as it may be accelerated or extended, or:

     iv) any party hereto having reasonably determined that the transactions contemplated in this Agreement have become inadvisable by reason of the institution or threat by any federal, state, provincial or municipal governmental authorities, or by any other person whatsoever, of a formal investigation or of any action, suit, or proceeding of any kind against any of the parties which in the reasonable belief of any of them, is material to this agreement, in light of the other party's business, prospects, properties or financial condition.

8.02 Manner of Termination: Any termination of this Agreement shall be made in accordance with the above listed grounds and if terminated by a corporation, shall be evidenced by written resolution of the terminating party's board of Directors. Written notice of termination shall be given to the other parties as required under the Agreement as promptly as is practical under the circumstances. Upon the party's receipt of such termination notice, the

Agreement shall terminate and the transactions herein contemplated shall be abandoned without further action by the parties.

8.03 Survival of Confidential Provisions: Upon termination of this Agreement for any reason:

     i) the covenants of the parties concerning confidentiality and the proprietary nature of all documents and other information furnished hereunder shall remain in force except as to information which has otherwise become public knowledge, and

     ii) each party shall promptly return all documents received from the other party in connection with this Agreement. This section constitutes a mutual covenant of the parties and each may judicially enforce it.


9. Necessary Information: MWCI shall furnish to the Purchaser promptly upon its request all information regarding MWCI and its business, assets, properties, and financial condition which, in the judgment of the Purchaser, is necessary to enable the Purchaser to conduct its due diligence examination relating to the proposed purchase of the Control Shares. Each of the parties hereto shall furnish to the others all information concerning such party as may be required for inclusion in any application or statement to be filed or made by the other party with or to any governmental agency or other third party in connection with the proposed sale of the Control Shares.


10. Miscellaneous Provisions: The parties and each of them further agree that:

a) Amendments: This Agreement may be amended, modified, or supplemented only by instrument in writing executed by all parties.

b) Assignment: No assignment of this Agreement shall be effective without the written consent of the other parties and no such assignment shall relieve the assignor of any obligations hereunder, except as may be expressly released by the other parties.

c) Parties in Interest; No Third Party Beneficiaries: Except as otherwise provided herein, the terms and conditions of this Agreement shall enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and assigns. Neither this Agreement nor any other agreement contemplated hereby shall, by itself, be deemed to confer upon any person not a party hereto or thereto, any rights or remedies hereunder or thereunder.

d) Entire Agreement.This Agreement and the agreements contemplated hereby constitute the entire agreement of the parties regarding the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties or any of them, with respect to the subject matter hereof.

e) Severability:If any provision of this Agreement should be held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part thereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Further, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

f) Survival of Representations, Warranties and Covenants: The representations, warranties and covenants of all parties contained herein, shall survive the Closing and all statements contained in any certificate, exhibit, schedule or other instrument delivered by or on behalf of either party, shall survive the Closing.

g) Interpretation: This Agreement shall be governed by and construed under the laws of the State of Nevada and the same shall be interpreted as if all parties participated equally in its drafting and preparation. The captions in this Agreement are for reference only and shall not limit or otherwise effect the interpretation of any of the terms or provisions hereof.

h) Gender and Number, etc.; Wherever the context requires, the gender of all words used herein shall include the masculine, feminine and neuter and the number of all words shall include the singular and plural. Use of the words "herein", "hereof" and the like shall be construed as references to this Agreement as a whole and not to any particular article, section or provision, unless otherwise specified.

i) Confidentiality: Each party shall keep this Agreement and its terms confidential and shall make no press release or public disclosure, either written or oral, regarding the transactions contemplated by this Agreement, without the prior knowledge and consent of the other parties hereto; provided that the foregoing shall not prohibit or apply to any disclosure

          i) by press release, Form 8-K filing or otherwise, that is required by federal securities laws, and

          ii) to attorneys, accountants, investment bankers, or other agents of the parties, assisting the parties in connection with the transactions contemplated under this Agreement. In the event that the transactions contemplated hereby are not consummated for any reason whatsoever, the parties hereto agree not to disclose or use any confidential information they may have concerning the affairs of the other parties, except for information that is required by law to be disclosed.

j) Notice: Any notice or communication hereunder or in any agreement entered into in connection with the transactions contemplated hereby, must be in writing and given by depositing same in the mail, addressed to the party to be notified, postage prepaid, and registered or certified with return receipt requested, by telefax transmission, or by delivery by use of a messenger which regularly retains its delivery receipts. Such notice shall be deemed to be received on the fourth day following such posting or delivery. The addresses of the parties are those set forth herein and as may be changed from time to time by any party by written notice to the others in accordance with this paragraph.

k) No Finders: Subject as may previously have been disclosed in writing, each party represents and warrants to the others and agrees that it has not employed or engaged and will not employ or engage, any person as a finder or broker in connection with the transactions contemplated herein, and that no person is entitled to compensation as a finder or broker. Each party hereby agrees to indemnify the other parties and holds the other parties harmless from and against any claims of any third person claiming to have acted as a finder or broker in connection with the transactions herein contemplated, and such indemnity shall include all expenses, costs and damages arising from or related to such claims, including reasonable legal fees.

l) Expenses: Except as may otherwise be expressly provided herein, each party shall pay its costs and expenses incurred in connection with the Exchange and any other foregoing proposed transactions. The Purchaser will pay for any audit of MWCI.

m) Counterparts: This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Execution and delivery of this Agreement by exchange of facsimile copies bearing a facsimile signature of a party shall constitute a valid and binding execution and delivery of this Agreement by such party. Such facsimile copies shall constitute enforceable original documents.

n) Prevailing Party Clause. In the even of any litigation or proceeding arising as a result of a breach of this Agreement, or the failure to perform hereunder, or failure or untruthfulness of any representation or warranty herein, the party or parties prevailing in such litigation or proceeding shall be entitled to collect the costs and expenses of bringing or defending such litigation or proceeding, including reasonable attorney fees, from the party or parties not prevailing.

o)   Specific  Performance:  All  parties   agree  that  his  legal  remedy  for
     damages, based upon the breach by them of their respective obligations under this Agreement will be inadequate to the other parties and that in addition to any other remedies a Party may have, the aggrieved Party shall be entitled to obtain specific performance of this Agreement and temporary and permanent injunctive relief, without the necessity of proving actual damages.

IN WITNESS WHEREOF all the parties have executed this Agreement, having initialed each page, as of the dates indicated below:

Witness:                          Party:

"Braden Marr"                     "Rick Antoine"
-------------------------------   --------------------------------
                                  Rick Antoine      Date:  May 13, 1997

"M. McTaggart"                    "Stephen Grant"
------------------------------   ---------------------------------
                                  Stephen Grant     Date:  May 13, 1997

"Duane Bemister"                 "Tim Zboyovsky"
------------------------------ ----------------------------------
                                  Tim Zboyovsky      Date:  May 13, 1997


Canadian Pacific Mortgage Corp.   Channel i Inc.

per                               Per____"Robert Clarke"________________
"William Krebs"                   President          Date:  May 13, 1997
-------------------------
                                  Major Wireless Communications Inc.

                                  Per:__"Rick Antoine"__________________
                                  President

                                      __"William Krebs"________________
                                  Secretary          Date:  May 13, 1997

Schedule  "A"  -   Release of Shares:

MWCI is a development stage company which has developed and has certain proprietary rights to technology allowing for the wireless transmission of both voice and data. Its initial move to the marketplace is in the field of internet delivery in which its wireless systems will be licensed to internet providers for a fee. The following schedule references the various stages of such marketing. "Prototype" refers to the complete system enabling such wireless transmission. "License agreements" refers to the agreements between MWCI and individual Internet servers for the use of MWCI's system and "Gross revenue" includes all cumulative revenue generated by MWCI whether from License fees, the lease or sale of equipment or otherwise, but does not include any taxes required to be collected by MWCI with respect to same.

Event                                            % of shares released

Prototype development completed                   5%
Prototype operational in one community           10%
25 Non-conditional License agreements
signed with non-refundable deposits received     15%
25 Licensees operational utilizing the system    15%
Gross revenue exceeds $10 million CDN            25%
Gross revenue exceeds $25 million CDN            30%

This Agreement entered into this 13th day of May,  1997.

BETWEEN:

RICK ANTOINE, "Businessman" of Box 538, Salmon Arm, BC., Canada, V1E 4N6,

STEPHEN GRANT, "Businessman" of 3702 Wilho Rd., Sorrento, BC., Canada, V0E 1W0,

TIM ZBOYOVSKY, "Businessman" of Box 142, Salmon Arm, BC., Canada, V1E 4N2

And

PACIFIC WESTERN MORTGAGE CORP., a body corporate, incorporated under the laws of the Province of British Columbia, Canada, with offices at 300 Stewart Road, Salt Spring Island, BC., Canada, V8K 2C4 (hereafter called the "Vendors")

AND:

CHANNEL i INC., a body corporate, incorporated under the laws of the State of Nevada, United States of America, with offices at 700, 555 West Hastings St., Vancouver, British Columbia, Canada, V6B 4N5 (hereafter called the "Purchaser")

WHEREAS:

The parties hereto entered into a Share Exchange Agreement this date under the terms of which the Vendors are to receive certain Exchange Shares, consisting of 4,000,000 Series B Voting Convertible Preferred Stock, $.001 par value per share;

The said Exchange Shares are convertible into 10 Common Shares of the Company's stock at the option of the holder;

The said Exchange Shares are subject to being held by the Corporate Secretary pending certain performance by Major Wireless Communications Inc. as more particularly defined therein;

All parties hereto are aware that it is in the best interests of the Purchaser and its Common Stock performance on the open market, and therefore also in the best interests of each of the Vendors, that the exercise of the right to conversion of the said Exchange Shares into Common Shares not be effected until Major Wireless Communications Inc. has succeeded in attaining such performance;

NOW THEREFORE, in consideration of the mutual benefit to all Parties hereto, the Parties agree as follows:


1. The Vendors and each of them jointly and severally agree not to exercise their right to convert the said Exchange Shares to be issued in their respective names as a result of the said Share Exchange Agreement, until such time as Major Wireless Communications Inc. has attained the performance levels set forth in Schedule A to that agreement.

2. The Vendors and each of them agree that the Company Secretary together with any other appropriate stock agent, may rely on this agreement as both permission and authority not to effect such conversion until both a request is received from the holder of such Exchange Shares and Major Wireless Communications Inc. has attained the said performance levels.

3. In the event of a dispute as to whether or not Major Wireless Communications Inc. has attained the said performance levels, the Parties hereto agree to refer the same to the Company's auditors, who shall make such determination and whose decision with respect to the same shall be final and binding on the Parties.

4. This agreement is acknowledged by the Parties to have been entered into and executed in counterpart, subsequent to the said Share Exchange Agreement, but shall nevertheless be binding on the Parties hereto, their respective heirs, executors, administrators, successors and assigns.

5. In all respects the Parties hereto ratify and confirm the terms of the said Share Exchange Agreement.


IN WITNESS WHEREOF, all of the Parties hereto have executed this agreement effective the above date.

Witness:                                        Party:

"Mary McTaggert"                                 "Rick Antoine"
--------------------------                       ---------------------------
                                                 Rick Antoine

"Mary McTaggert"                                 "Stephen Grant"
----------------------------                     ---------------------------
                                                 Stephen Grant


"Mary McTaggert"                                 "Tim Zboyovsky"
----------------------------                     --------------------------
                                                 Tim Zboyovsky

                                                Pacific Western Mortgage Corp.

                                                 " William Krebs"
                                           Per:  ____________________________


                                                Channel i Inc.

                                                 "Robert Clarke"
                                           Per:  ____________________________